Registration No. 333-208442

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

BNY TRUST COMPANY OF CANADA

(Exact name of trustee as specified in its charter)

CANADA	13-5160382
(Jurisdiction of incorporation if not a U.S. national bank)	(I.R.S. employer identification no.)

11TH Floor, 320 Bay Street, Toronto, Ontario, Canada	M5H4A6
(Address of principal executive offices)	(Postal code)

The Bank of New York Mellon

101 Barclay Street, Floor 7E

New York, NY 10286 USA

Atten: International Corporate Trust

tel: 212-815-5587

(name, address and telephone no. of agent for service)

MANULIFE FINANCIAL CORPORATION

(Exact name of obligor as specified in its charter)

Ontario, Canada	98-0361647
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

200 Bloor Street East Toronto, Ontario Canada	M4W 1E5
(Address of principal executive offices)	(Postal code)

Subordinated Debt Securities

(Title of the indenture securities)

1.	General information. Furnish the following information as to the Trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address

Office of the Superintendent of Financial Institutions (OSFI)	255 Albert St, Ottawa, ON, Canada K1A 0H2

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

15.	Foreign Trustee.

Rule pursuant to which the trustee is authorized to act as trustee under indentures qualified under the Act (as such term is defined below): Rule 260.10a-5.

16.	List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).

1.	A copy of the Letters Patent of BNY Trust Company of Canada

4.	A copy of the existing By-laws of the Trustee

7.	A copy of the latest report of condition (or copy of the financial information sufficient to provide the information required by Section 310(a) (2) of the Act) of the Trustee.

9.	Consent of foreign trustee to service of process, made on Form F-X.

SIGNATURE

Pursuant to the requirements of the Act, the trustee, BNY Trust Company of Canada, a corporation organized and existing under the laws of Canada, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of New York, and State of New York, on the 13th day of February, 2017.

BNY TRUST COMPANY OF CANADA

By:	/s/ Catherine F. Donohue
	Name:	Catherine F. Donohue
	Title:	Authorized Signing Officer